CIBC Code of Conduct
INTRODUCTION
The Canadian Imperial Bank of Commerce and its controlled entities (collectively “CIBC”) are committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct (“Code”) applies to all employees of CIBC, including both permanent and temporary employees working either full- or part-time. The Code represents the minimum standards regarding our conduct and CIBC’s obligations. In addition, certain employees are subject to business-related Code of Conduct Guidelines. If you are licensed by any regulatory or professional body, you are also expected to adhere to any requirements imposed by those entities.
The Code helps to reinforce CIBC’s Vision (“to be recognized as the leader in client relationships”) by promoting conduct that is consistent with CIBC’s values (trust, teamwork and accountability). Doing the right thing is always in CIBC’s interests. See also: CIBC’s Mission, Vision and Values
If you have any questions regarding the Code or its application, consult with your manager or the appropriate contact identified in section 10.0 below.
CIBC CODE OF CONDUCT
1.0   GENERAL CONDUCT
1.1   Upholding the Law
We are all required to uphold the law and any other requirements established or endorsed by CIBC (including CIBC policies, procedures and standards, industry guidelines, and the Code).
You must not knowingly assist in activity that is criminal. You must immediately notify your manager if you are charged with or found guilty of a criminal offence.
1.2   Honesty and Integrity
We must act with honesty and integrity at all times. Neither CIBC nor any of its employees may benefit from any illegal transaction. You must report any concerns relating to the honesty and integrity of CIBC, its employees, suppliers or clients as set out in section 10.0 below.
1.3   Fraud
The prevention of fraud is a responsibility shared by all employees. We must actively participate in the prevention, detection and management of fraud.
You must report any concerns relating to fraud as set out in section 10.0 below.
1.4   Full and Fair Disclosure
When preparing or providing information for inclusion in any report, system or document (whether written, oral, or electronic), and/or communication to a client, potential client, supplier or fellow employee, you must ensure that the information is accurate and complete. If you are unsure as to the accuracy and completeness of information you have received, consult with your manager.
You must never make any false or misleading entries, misrepresent a client’s financial position, forge or tamper with anyone’s signature, or by-pass procedures designed to ensure the integrity of CIBC’s records.

CIBC Code of Conduct
1.5   Scope of Activity
Each of us must act within the scope of his/her employment duties, delegated authorities and registration (if applicable).
1.6   Harassment and Discrimination
As part of CIBC’s mission to “create an environment where all employees can excel”, CIBC is committed to diversity in the workplace. You must treat all individuals fairly, equitably, with decency and with the utmost of respect. Harassment or discrimination of any sort is strictly prohibited.
1.7   Safety and Security
You are required to ensure your safety and that of others in the workplace by familiarizing yourself with and adhering to local policies, guidelines and procedures relating to health and safety in the workplace.
Violence (physical or otherwise, including threats, sabotage, bullying and taunting) is strictly prohibited at CIBC.
1.8   Alcohol and Drugs
You may not possess or use illegal drugs while on CIBC premises, participating in a CIBC-sponsored activity, or otherwise working on behalf of CIBC.
The consumption of alcohol is strictly prohibited on CIBC’s premises except at designated functions as approved by your manager. Managers must receive either one-time or ongoing approval for such functions from their Vice President or Managing Director (in CIBC World Markets) or above. Managers are responsible for ensuring that reasonable procedures and safeguards are in place so that any use of alcohol is safe and responsible.
If alcohol is made available at a CIBC-sponsored activity, management must take all steps reasonably necessary to ensure the safety of employees and the public at large. If you are going to use alcohol at a CIBC function you are expected to do so responsibly and to use a taxi or other means of transportation that will ensure your safety and that of others.
1.9   Maintaining Records
You must ensure that all CIBC client, employee, general and corporate records comply with CIBC’s policy on the creation, retention and destruction of records.
1.10   Tied Selling
No transaction with a client may be proposed or entered into, conditional on: (i) the client bringing additional business to CIBC; (ii) purchasing additional products from CIBC; or (iii) prohibiting the client from purchasing a competitor’s products.
Where permitted, cross selling and relationship pricing are not considered tied selling, and are therefore not prohibited under the Code.
1.11   Community Activity
As part of CIBC’s mission to “make a real difference in our communities”, CIBC supports employee involvement in community activities. When involved in community activities, we must be conscious of the fact that we are, or may be seen to be, representatives of CIBC.
When soliciting charitable donations on behalf of CIBC or for any CIBC-sponsored event, you must emphasize the voluntary nature of the donation. You must not place employees (particularly those who report to you, directly or indirectly), clients or suppliers in a position where they may feel obligated to contribute for fear of being treated unfairly if they refuse.

CIBC Code of Conduct
2.0   CONFLICTS OF INTEREST
As a general rule, you must avoid any situation of actual or apparent conflict of interest:
•	where you or your family are in, or maybe seen to be in, a position to benefit personally from information you receive or authority you have as a result of your role at CIBC; or

•	where you are in a direct reporting relationship with a member of your immediate family.
You must seek the advice of your manager or Human Resources on any potential conflicts before acting.
Sections 2.1 to 2.8 describe some situations of actual or apparent conflict of interest. The list is not exhaustive.
2.1   Personal Trading
You may not personally trade in or advise others regarding trading in securities of a company about which you have Inside Information as defined in section 3.2 below.
In addition, you may be subject to additional trading restrictions with respect to companies in which you have or support an account relationship, where you have management responsibilities, or where you are otherwise involved on behalf of CIBC. Consult any applicable Code of Conduct Guidelines or business-specific personal trading policy, and ensure that you obtain pre-clearance to trade any securities, if you are required to do so.
2.2   Gifts or other Benefits
In this section, “gift or other benefit” includes entertainment.
Giving a gift or other benefit to, or receiving a gift or other benefit from, any of the following may give rise to a conflict:
•	existing or potential clients;

•	existing or potential suppliers; or

•	fellow employees.
CIBC’s Gifts and Entertainment Policy prescribes limits on the value of any single gift or other benefit given to or received from an existing or potential client, supplier or fellow employee. These limits vary by region. All employees must ensure that they comply with the restrictions set out in that policy.
2.3   Personal Borrowing and Lending
You may not borrow from or lend personal funds or other personal property to any client or supplier who has an ongoing or potential relationship at CIBC, or use this relationship so that others related to you can do so; except on market terms and conditions with clients who are financial intermediaries (such as department stores or other financial institutions).
You must exercise caution in borrowing from or lending to another employee, particularly someone you supervise.
2.4   Beneficiaries, Fiduciaries and Powers of Attorney
If you discover that a client (other than a member of your family) is considering making or has already made you a beneficiary, executor or other personal representative in a will or a trust, you must advise your manager and the Legal and Compliance Division. CIBC reserves the right to require employees to renounce any bequest or to remove themselves from dealing with a client’s estate where there exists an actual or apparent conflict of interest. Where the client has not yet made you a beneficiary, executor or other personal representative, you must discourage the client from taking such action.
You may not accept signing authority or a grant of power of attorney from a client regarding their

CIBC Code of Conduct
account. If you discover such an appointment or assignment of authority has been made, you must immediately inform your manager and request that the client revoke the authority or appointment.
Nothing in this section restricts CIBC’s ability to receive discretionary trading authority from our clients, where that is allowed under applicable laws.
2.5   Political Contributions and Activity
All requests for political contributions by or on behalf of CIBC must be directed to and approved by Communications and Public Affairs.
CIBC supports your right to contribute to political causes, but you must be sensitive to and avoid any situation where your contribution might appear to be for the purpose of obtaining a benefit for CIBC.
CIBC does not permit the conduct of political activities on CIBC premises or facilities. This includes the seeking of political contributions, campaigning or actively promoting political causes. You must not pressure other employees (particularly those who report to you, directly or indirectly) to make a political contribution, and you must not try to influence a fellow employee’s vote or political activity.
2.6   Outside Activities and Appointments
CIBC expects full-time employees to devote their entire business day to their work. As well, you are to avoid any outside activity, employment, position, association, or investment that might interfere or appear to interfere with the independent exercise of your best judgment regarding the best interests of CIBC and its clients.
Prior to:
•	accepting additional employment outside of CIBC;

•	carrying on business activities outside of CIBC;

•	holding a directorship or position on a board advisory committee (in both cases, whether of a CIBC subsidiary or an outside company);

•	holding a controlling interest in a public or private business;

•	taking a financial interest in a business more directly than a market transaction in the securities of a publicly listed company; or

•	serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney) for a client (other than a member of your family) with whom you or your business unit has a relationship, you must discuss your obligations under the Code with your manager and complete an Outside Activities Approval Request Form. CIBC may require you to limit or resign outside positions or interests.
Each year you will be required to certify to your outside activities as part of the Code’s annual certification process.
2.7   Fair Competition and Anti-Competitive Behaviour
CIBC does not communicate, acquire or use trade secrets of others, unless it has the right to do so. You may not engage in illegal or unethical activities to obtain proprietary information.
You are expected to comply with competition legislation and you may not agree with other financial institutions or businesses on the terms of a transaction, product or service to be offered to third parties, including interest rates, prices, charges or types of services. You may not agree with other financial institutions or businesses to avoid competing for clients in particular product categories or geographic markets.
Competition guidelines are very complex and certain exceptions may apply. If you have any concerns about proposed dealings with competitors, contact the Legal and Compliance Division.

CIBC Code of Conduct
2.8   Processing Personal Transactions
The processing of personal transactions (such as lending decisions and other banking transactions) is only permissible where there is no apparent conflict of interest and a written policy or guideline is in place. Otherwise, you may not process transactions (such as lending decisions and other banking transactions) for yourself, a member of your immediate family, or anyone with whom you share a significant personal or financial interest. You may not ask another employee to carry out such a transaction on your behalf where your relationship with that employee could result in the employee feeling coerced to carry out the transaction (e.g., where the employee is someone you supervise).
3.0   INFORMATION MANAGEMENT
3.1   Confidentiality and Privacy
To be faithful to CIBC’s value of trust, each of us must take all reasonable steps to preserve the confidentiality of general, personal and corporate information of all CIBC stakeholders (including existing and potential: clients, employees, directors, shareholders, and suppliers) and to access and use it only for the purposes intended. Confidential information should be shared only with those who have a genuine need to know, consistent with those purposes.
If you have any concerns regarding the protection of clients’ or employees’ personal information, or if you become aware of any breach of privacy obligations, you must communicate those immediately to the Privacy Office.
CIBC may monitor account inquiries for purposes of detecting unauthorized invasions of client privacy.
You may use CIBC computer resources when working from home provided that your manager has approved of such use and all confidential information is protected from unauthorized access, theft, misuse or corruption.
3.2   Inside Information
You are responsible for knowing and strictly complying with the law applicable to the handling of Inside Information.
Inside Information is material, non-public information about a public company (including CIBC) that if disclosed would likely affect the market value of the company’s securities.
You are prohibited from personally benefiting from, sharing, or assisting others in benefiting from the use of Inside Information and you may not disclose Inside Information except as required in the normal course of business. You must adhere to information barriers erected to control the flow of Inside Information.
You must inform anyone who receives Inside Information from you that they are also subject to the same restrictions regarding disclosure to others.
3.3   Electronic Communication
CIBC can and does access, store and monitor the use of CIBC’s network and computing facilities and voicemail system and can restrict use or withdraw access privileges without prior notice. In addition, CIBC may conduct investigations of violations of the Code based on this information.
You must exercise good judgment when using these electronic channels whether personally or for CIBC purposes.
You may not use CIBC’s facilities to access, download, or distribute information that may be considered offensive, illegal, unethical or discriminatory, or that could harm CIBC’s reputation. PIN-to-PIN messaging may not be used to send or receive messages, except where authorized in an emergency situation.
Personal use of Internet and e-mail must not interfere with your normal duties or the effective operation of CIBC’s network and computing facilities. You may use CIBC’s computer resources only if the use is in accordance with CIBC’s policies that govern their use.

CIBC Code of Conduct
You must not give out your passwords to access bank systems, except as required for business continuity or other authorized security reasons. You are accountable for all activity carried out under your IDs or passwords.
4.0   PROTECTING CIBC’S ASSETS
4.1   CIBC’s Assets
CIBC’s facilities, equipment, information, and other assets (collectively “CIBC Property”) must be used only for CIBC purposes.
Each of us must protect CIBC Property acquired in the course of employment.
Following termination of your employment, you may not use or disseminate and must return all CIBC Property to CIBC.
4.2   Business Expenses
If you incur expenses on behalf of CIBC, whether directly or through the use of a corporate credit card, you are responsible for complying with the policies and procedures outlined in the Global Expense Policies.
If you approve expense claims, you are responsible for ensuring all expenses comply with the policies and procedures in the Global Expense Policies, are for a valid business purpose and are reasonable in relation to the business requirements and the goods and/or services being provided.
4.3   CIBC’s Image
If you will be speaking at a public forum in a professional capacity (e.g. speaking at a school or professional conference), you must obtain the prior approval of your manager. In addition, if you will be speaking to the media, or will otherwise be seen as a spokesperson for CIBC, you must obtain the prior approval of Communications and Public Affairs.
4.4   Advertising and Promotional Materials
To ensure that clients, investors and the public are protected against misleading statements and that clients receive sufficient information to make informed decisions, all advertising materials must be approved in advance by the Legal Department. Similarly, all promotional materials must also be approved in advance by the Legal Department, or else by the relevant Customer Marketing Department in accordance with applicable policies.
4.5   CIBC’s Logo and Brand
You may use the CIBC brand name and trademarks outside CIBC only as part of the regular duties of your job or at an external function where CIBC’s participation and/or sponsorship has been previously approved.
4.6   Treatment and Selection of Suppliers
Suppliers should be treated fairly and should be chosen based strictly on value, quality, service and price. CIBC strives to deal with suppliers that have high standards of business conduct that are in keeping with CIBC’s standards.
5.0   INTERNAL AND REGULATORY INVESTIGATIONS
You must cooperate with any CIBC department that audits, tests or investigates issues within CIBC.
If you receive any kind of demand or request for information from an outside party (including regulators, enforcement agencies, and parties to litigation), you must first determine, by reading the demand or request, whether you are legally prohibited from disclosing that fact to anyone. If you are not prohibited, then you must contact the appropriate department (as noted in the next

CIBC Code of Conduct
paragraph) before doing anything in response to the request.
For subpoenas, summonses, or similar legal demands for information, contact Corporate Security immediately. For regulatory requests or notices of investigation, contact the Legal and Compliance Division immediately. In either case, you must contact the appropriate department before you tell the requesting party whether or not the information exists at all, discuss any information with the requesting party, provide the information requested, or tell any affected employee, client or supplier about the request.
6.0   ANNUAL CERTIFICATION
You will be required to certify annually to your familiarity with and adherence to the principles of the Code and those Guidelines identified by your Strategic Business Unit.
7.0   EXCEPTIONS TO THE CODE
Some situations may warrant making exceptions to these requirements. All requests for exceptions must be discussed first with your manager. If your manager agrees to pursue the request, then approval must be obtained from the Legal and Compliance Division.
Exceptions for certain executive officers may be granted only by the Board of Directors or a committee of the Board. Such waivers must be promptly disclosed to CIBC’s shareholders.
8.0   CONTRAVENTION OF THE CODE
Contravention of any provision of this Code may result in disciplinary action up to and including termination of employment without notice, as well as to possible civil, criminal or regulatory action. Such conduct may also impact upon your performance assessment and compensation.
As part of being accountable for each other as well as to CIBC, you have an obligation to report all actual and apparent contraventions of the Code to your manager, or to the appropriate contact listed in section 10.0 below, or by calling the confidential Ethics Hotline, or as otherwise provided in this Code or in an applicable policy.
Any report of concern about conduct that may contravene the Code will be treated confidentially to the extent possible and consistent with CIBC’s responsibility to address the issue raised.
You may not retaliate or take adverse employment action against another employee who in good faith reports an actual or apparent contravention of the Code, or provides information or assistance for an investigation.
9.0   POLICY OWNERSHIP
The Executive Vice-President and General Counsel is Executive Owner of the Code. The Code was approved by CIBC’s Board of Directors on March 2, 2006.
10.0   CODE CONTACTS
[Section omitted.]